

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2020

David Cote
Chief Executive Officer
GS Acquisition Holdings Corp
200 West Street
New York, NY 10282

> **Re: GS Acquisition Holdings Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 10, 2019**
> **File No. 001-38518**

Dear Mr. Cote:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing